Filed Pursuant to Rule 433

Registration Statement No. 333-252947

Pricing Term Sheet

February 13, 2023

Union Pacific Corporation

$500,000,000 4.750% Notes due 2026 (the “2026 Notes”)

$500,000,000 4.950% Notes due 2053 (the “2053 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P / Fitch):	A3/A-/A-*

Principal Amount:	2026 Notes: $500,000,000 2053 Notes: $500,000,000

Trade Date:	February 13, 2023

Settlement Date:	February 21, 2023 (T+5)**

Maturity Date:	2026 Notes: February 21, 2026 2053 Notes: May 15, 2053

Interest Payment Dates:	2026 Notes: February 21 and August 21, commencing on August 21, 2023 2053 Notes: May 15 and November 15, commencing on November 15, 2023

Coupon:	2026 Notes: 4.750% 2053 Notes: 4.950%

Price to Public:	2026 Notes: 99.934% of Principal Amount, plus accrued interest from February 21, 2023, if any 2053 Notes: 99.855% of Principal Amount, plus accrued interest from February 21, 2023, if any

Yield to Maturity:	2026 Notes: 4.774% 2053 Notes: 4.958%

Benchmark Treasury:	2026 Notes: 4.000% UST due February 15, 2026 2053 Notes: 4.000% UST due November 15, 2052

Benchmark Treasury Price/Yield:	2026 Notes: 99-12/ 4.224% 2053 Notes: 103-30/ 3.778%

Spread to Benchmark Treasury:	2026 Notes: +55 basis points 2053 Notes: +118 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to January 21, 2026 for the 2026 Notes and November 15, 2052 for the 2053 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 10 basis points, in the case of the 2026 Notes and 20 basis points, in the case of the 2053 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after January 21, 2026 for the 2026 Notes, and November 15, 2052 for the 2053 Notes, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2026 Notes: 907818 GE2 / US907818GE22 2053 Notes: 907818 GF9 / US907818GF96

Denominations:	$1,000 x $1,000

Concurrent Debt Offerings:	The Issuer is concurrently offering the 2026 Notes and the 2053 Notes.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers	BofA Securities, Inc. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Academy Securities, Inc.

AmeriVet Securities, Inc.

BNY Mellon Capital Markets, LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that the 2026 Notes and the 2053 Notes (collectively, the “Notes”) will be delivered against payment therefor on or about February 21, 2023, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. (toll-free) at 1-888-603-5847, Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at 1-212-834-4533 or Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649.

This pricing term sheet supplements, and should be read in conjunction with, the Issuer’s preliminary prospectus supplement dated February 13, 2023 and the accompanying prospectus dated February 10, 2021 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.